SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ___________

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                November 9, 2004
                                  ___________

                        Commission File Number: 000-50825

                                  ___________

                                 GPC BIOTECH AG
             (Exact name of registrant as specified in its Charter)
                                  ___________

                              Fraunhoferstrasse 20
                       D-82152 Martinsried/Munich, Germany
                            Tel: 011 49 89 8565 2600
              (Address of registrant's principal executive offices)
                                  ___________


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F      X                       Form 40-F      ___
                       -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes           ___                      No              X
                                                               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes           ___                      No              X
                                                               -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           ___                      No              X
                                                               -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----


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                                      INDEX



Exhibit 1   Press release issued by GPC Biotech AG, dated November 8, 2004.










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                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  November 9, 2004
                                     GPC BIOTECH AG


                                     By:      /s/ Bernd Seizinger
                                       ----------------------------------------
                                     Name:    Bernd Seizinger, M.D., Ph.D.
                                     Title:   President & CEO

                                     By:      /s/ Mirko Scherer
                                     Name:    Mirko Scherer, Ph.D.
                                     Title:   Senior Vice President & CFO